WWA GROUP, INC.

November 29, 2012

Daniel Leslie

Staff Attorney

Division of Corporate Finance

100 F Street, N.E.

United States Securities and Exchange Commission

Washington D.C. 20549

Re:

WWA Group, Inc.

Information Statement on Schedule 14C

File October 12, 2012

File No. 000-26927

Dear Mr. Leslie:

This letter serves as a formal response to your comment letter and request for response dated

November 9, 2012.  We have included your comments and requests with our responses below.

General

1.

We note that you have filed an information statement on Schedule 14C instead of a proxy statement on Schedule 14A. Please tell us how you obtained stockholders approval for the transactions covered by the information statement, with a view to explaining how you obtained the requisite consents necessary to take corporate action. In this regard, we note your disclosure in the fourth paragraph on page 45 of your information statement that you obtained written consent of “12,204,925 shares of the issued and outstanding common stock, representing approximately 51.2% of the votes entitled to be cast.” We further note that your directors, officers, and the beneficial owners of more than 5% of your common stock together appear to own 9,119,074 shares of the issued and outstanding common stock, representing approximately 38% of the votes entitled to be cast. In addition, in your response, for each shareholder who has provided you with a written consent, please explain the shareholder’s relationship with the company and the circumstances under which the shareholder executed the written consent. Finally, please tell us the exemption on which you are relying to file an information statement on Schedule 14C instead a proxy statement on Schedule 14A.

700 Lavaca, Suite 1400 - 2266

Austin, Texas 78701

Tel +1 480 505 0070; Fax +1 480 505 0071

Response

We obtained stockholders approval for the transactions covered by the information statement through a series of telephone and face to face meetings between the CEO of the

Company and all of those stockholders who consented in writing to the actions contemplated by the Company.  The stockholders who provided such written consent included all officers and directors and beneficial owners of more than 5% of the issued and outstanding common stock of the Company (listed in the information statement), in addition to  seven (7) stockholders who own between 342,000 shares and 720,000 shares

(1.4% to 3%) of the Company.  Each of these seven shareholders have, or have had in the past, professional relationships with the Company as employees, contract employees,

contract consultants, and /or current and past directors of the largest shareholder of the

Company.   Further, each of the stockholders who consented to the action played some role in the identification of the target company Summit Digital, the due diligence inquiry into Summit Digital and its market, and the formulation of the terms of the stock exchange agreement. The CEO of the Company communicates with each of these 7 shareholders at least once per week either by email, telephone, web phone or webinar and it was these consenting shareholders who caused the Company’s board of directors to consider the approved actions in respect to Summit Digital.  A list of the consenting shareholders, including their respective relationships to the Company, is attached as

Exhibit A.

We did not rely on any exemption to file an information statement on schedule 14C rather than a proxy statement on schedule 14A since we do not require, or plan on making any solicitation to our stockholders to obtain the required approval of those actions contemplated by the Company’s directors.

2.

We note references to your “sole executive officer and director” on both pages 7 and 19 under the heading “Interests of Our Executive Officers and Directors in the Acquisition”

and on page 46 under the heading “Interests of Certain Persons in Matters to be Acted

Upon.” However, we note two officers and directors, namely, Eric Montandon and

Digamber Naswa. Please revise your disclosure in the passage cited to accurately refer to your two officers and directors.

Response:

We will revise our disclosure in the passage cited to accurately refer to both of our officers and directors, Eric Montandon and Digamber Naswa.

700 Lavaca, Suite 1400 - 2266

Austin, Texas 78701

Tel +1 480 505 0070; Fax +1 480 505 0071

We acknowledge that:

     the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully,

/s/ Eric Montandon

Eric Montandon

CEO - WWA Group, Inc.

700 Lavaca, Suite 1400 - 2266

Austin, Texas 78701

Tel +1 480 505 0070; Fax +1 480 505 0071

Exhibit A

List of consenting stockholders in addition to officers, directors and holders of more than 5% of the Company’s outstanding common stock

Name

Number of Shares

% of Company’s stock

Alfredo S Alex Cruz III

720,000

3%

Mr. Cruz is a director of Asia8, Inc., the largest shareholder of the Company from 2003 to March

2012.  Mr. Cruz has had a personal and professional relationship with the CEO of WWA Group since 1994.

Adderley Davis & Associates, Ltd.

926,300

2.6%*

*Adderley Davis & Associates is holding 300,000 of the above number of shares for Eric

Montandon, so therefore they acted for 2.6% of the Company’s stock rather than the 4%

shareholding in their name.

They have been an advisor and consultant on financial matters for the Company since 2003.

Based in Dubai, they were instrumental in the merger of WWA Group with World Wide

Auctioneers in 2003.  The owner of Adderley Davis & Associates has had a personal and professional relationship with the directors of WWA Group since 2001.

Anthony Clements

570,000

2.4%

Mr. Clements was an employee of WWA Group’s subsidiary World Wide Auctioneers, Ltd,

from 2003 to 2010.  During the period from 2003 up to the current date, he has also acted in the contracted capacity as the primary IT developer for WWA Group software, systems, web sites,

XBRL web posting, and e-marketing.  Mr. Clements has had a personal and professional relationship with both directors of WWA Group since 2001.

Orsa & Co.

460,980

1.9%

Orsa has been the legal and SEC filing consultant for WWA Group since 2003.  The owner of

Orsa played an instrumental part in preparing legal documents for the merger between WWA

Group and World Wide Auctioneers in 2003.  He has continued his professional involvement with WWA Group up to the current date, and has had a personal relationship with the CEO for 9 years.

700 Lavaca, Suite 1400 - 2266

Austin, Texas 78701

Tel +1 480 505 0070; Fax +1 480 505 0071

Steven Rogers

450,000

1.9%

Mr. Rogers has worked for World Wide Auctioneers since 2001, and for WWA Group from

2003 to the current date, as a contract researcher and writer.  He has contributed researched and written material for virtually all of WWA Group’s SEC filings and marketing materials since

2001.  He was instrumental in researching Summit Digital and its market, and recommended that

WWA Group directors target Summit as a merger candidate.  Mr. Rogers has had a personal and professional relationship with the CEO of WWA Group since 1995.

Morningstar Communications, Inc.

428,571

1.8%

Morningstar had handled corporate communications for WWA Group since 2009, and has been influential in urging WWA Group directors to pursue a merger or acquisition since 2011.

Morningstar continues to communicate with potential WWA Group investors in the general market.

Peter Prescott

342,857

1.4%

Mr. Prescott was an employee of a WWA Group subsidiary, World Wide Auctioneers, from

2002 to 2005.  He was a director of Asia8, Inc., the largest shareholder of WWA Group, from

2007 to 2010.  He has worked in a contractual capacity for WWA Group managing the North

American marketing of the Wing House mobile shelters, from 2007 to the current date.

700 Lavaca, Suite 1400 - 2266

Austin, Texas 78701

Tel +1 480 505 0070; Fax +1 480 505 0071